EXHIBIT 99.1

HARBORVIEW MASTER FUND, L.P.
c/o Harborview  Advisors, LLC
850 Third Avenue, Suite 1801
New York, New York 10022

May 10, 2010

Axion International Holdings, Inc.
180 South Street, Suite 104
New Providence, New Jersey 07974
Attention: Board of Directors

Ladies and Gentlemen:

We are outraged and shocked by the press release issued by Axion International Holdings, Inc. (the “Company”) on May 7, 2010, entitled “Axion International Secures Equity Investment from Lincoln Park Capital Group,” as we believe it to be both false and misleading. In this press release, the Company stated that “Pursuant to the previously announced Purchase Agreement, Lincoln Park purchased 100,000 shares of common stock at $2.05 a share, plus warrants to acquire 50,000 shares at $2.91 per share.” In this press release, Jim Kerstein, the Company’s chief executive officer and chairman was also quoted as saying: “We are very pleased Lincoln Park Capital has provided us with the flexible financing that allows Axion to sell further shares to Lincoln Park, at Axion’s sole option. Their willingness to purchase shares in excess of the current market price clearly illustrates confidence in both our management and our ability to execute our business plan.” We believe that this statement by Mr. Kerstein is at best grossly misleading and at worst an outright lie. What Mr. Kerstein and the rest of management failed to note in this press release is that on February 23, 2010, the Company issued Lincoln Park Capital Group (“Lincoln Park”) 85,000 shares of common stock for no consideration at all other than entering into a purchase agreement on such date. As such, when factoring in these 85,000 shares of common stock previously issued to Lincoln Park for free under the February 2010 purchase agreement, Lincoln Park really paid only $205,000 for 185,000 shares of common stock at a purchase price of $1.10 per share, well below the Company’s May 6, 2010 closing price of $1.56, along with receiving free warrants. In addition, according to the Company’s own S-1 filing on April 29, 2010, it paid approximately $47,222 to register all of the shares of common stock issued to Lincoln Park on May 7, 2010, further reducing the net proceeds received by the Company to $157,778 or $0.85 per share. Please help us understand how this is good for the Company, as we are at a loss. Also, please help us understand how your endorsement of this financing is consistent with your fiduciary duties to shareholders in light of the fact that non-dilutive financing alternatives were available to the Company at the same time it entered into the purchase agreement with Lincoln Park.

We believe that this press release is yet another attempt by the Company and its management to dishonestly hype the market in order to disguise incompetent leadership. We demand that the board of directors set the record straight here for investors and that each of you and Mr. Kerstein immediately cease attempting to save your positions and jobs with the Company by misleading investors and placing the whims of management ahead of your responsibility to shareholders.

Very truly yours,

HARBORVIEW MASTER FUND, L.P.

By Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Name: Richard Rosenblum
Title: Managing Member